Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DOMTAR CORPORATION

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Domtar Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The name of the Corporation is Domtar Corporation.

SECOND: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation and directed that the proposed amendment be considered by the stockholders of the Corporation at the Corporation’s annual meeting of stockholders of the Corporation on May 29, 2009 (the “Annual Meeting”). At the Annual Meeting, the necessary number of shares were voted in favor of the proposed amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation.

THIRD: The text of Article II of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following to the end of Section 2.04:

(e) Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation, each 12 shares of the Corporation’s common stock, par value $0.01 per share (“Old Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be reclassified as and combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Corporation (“New Common Stock”) without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of New Common Stock or certificates representing fractional shares of New Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of New Common Stock shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional share interests, upon receipt by the Corporation’s transfer agent of the stockholder’s properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FOURTH: This Certificate of Amendment shall become effective at 6:01 p.m. (EDT) on June 10, 2009.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation to be executed by an authorized officer of the Corporation on this 4th day of June, 2009.

DOMTAR CORPORATION

By:	/s/ Razvan. L. Theodoru
Name: Razvan L. Theodoru Title: Vice President and Secretary